UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)”

DIGICORP

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

475157500

(CUSIP Number)

July 27, 2006

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 475157500	13G	Page 1 of 5 Pages

1.    Name of Reporting Person
       I.R.S. Identification Nos. of above persons (entities only).

Ault Glazer Asset Management, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

95-4696208

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b) ☒

 3.    SEC Use Only

 4.    Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

		0
Number of
Shares	6.	Shared Voting Power

Beneficially		2,642,090 *
Owned by
Each	7.	Sole Dispositive Power

Reporting		0
Person
With:	8.	Shared Dispositive Power

		2,642,090 *

 9.    Aggregate Amount Beneficially Owned by Each Reporting Person

2,642,090 *

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

 11.  Percent of Class Represented by Amount in Row (9)

7.1%**

 12.  Type of Reporting Person (See Instructions)

IA/HC

* Of the Shares reported as being beneficially owned, 2,167,090 shares are held directly by certain individually managed accounts and private investment funds managed by Ault Glazer Asset Management, LLC, and 475,000 shares are held directly by Mr. Ault by virtue of his ownership of stock options to purchase shares of the common stock of Digicorp over which Mr. Ault may be deemed to hold voting or investment power.

** Based on 37,239,002 shares of Digicorp's common stock outstanding as of December 4, 2006, as disclosed in Digicorp’s quarterly report to shareholders on Form 10QSB, as filed with the Securities and Exchange Commission on December 13, 2006.

CUSIP No. 475157500	13G	Page 2 of 5 Pages

1.    Name of Reporting Person
       I.R.S. Identification Nos. of above persons (entities only).
Milton C. Ault, III

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ☐
(b) ☒

 3.    SEC Use Only

 4.    Citizenship or Place of Organization

USA

	5.	Sole Voting Power

		0
Number of
Shares	6.	Shared Voting Power

Beneficially		2,642,090 *
Owned by
Each	7.	Sole Dispositive Power

Reporting		0
Person
With:	8.	Shared Dispositive Power

		2,642,090 *

 9.    Aggregate Amount Beneficially Owned by Each Reporting Person

2,642,090 *

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

 11.  Percent of Class Represented by Amount in Row (9)

7.1%**

 12.  Type of Reporting Person (See Instructions)

IN

* Of the Shares reported as being beneficially owned, 2,167,090 shares are held directly by certain individually managed accounts and private investment funds managed by Ault Glazer Asset Management, LLC, an investment adviser for which the reporting person serves as Chief Investment Officer, and 475,000 shares are held directly by Mr. Ault by virtue of his ownership of stock options to purchase shares of the common stock of Digicorp over which Mr. Ault may be deemed to hold voting or investment power.

** Based on 37,239,002 shares of Digicorp's common stock outstanding as of December 4, 2006, as disclosed in Digicorp’s quarterly report to shareholders on Form 10QSB, as filed with the SEC on December 13, 2006.

CUSIP No.	475157500	Page 3 of 5 Pages

Item 1(a).	Name of Issuer: Digicorp

Item 1(b).	Address of Issuer: 4143 Glencoe Avenue Marina Del Rey, CA 90292

Item 2(a).	Name of Person(s) Filing: (1) Ault Glazer Asset Management LLC (2) Milton C. Ault, III

Item 2(b).	Address of Principal Business Office: 1800 Century Park East, Suite 200 Los Angeles, CA, 90067

Item 2(c).	Citizenship: (1) Ault Glazer Asset Management LLC: Delaware (2) Milton C. Ault, III: USA

Item 2(d).	Title of Class of Securities Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.: 475157500

CUSIP No.	475157500	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b)or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section (a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group in accordance with Section 240.13d-1(b) (1) (ii) (J).

Item 4.
Ownership

With respect to the beneficial ownership of shares of common stock of Digicorp by Ault Glazer Asset Management LLC (the "Adviser") and Milton C. Ault, III ("Ault"), see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Pursuant to Rule 13d-3 of the 1934 Act, the Adviser may be deemed to beneficially own approximately 2,642,090 shares of Digicorp Common Stock held by certain individually managed accounts and private investment funds (the "Advisory Clients") over which Adviser holds discretionary voting and investment authority. Adviser disclaims beneficial ownership of all shares of Digicorp Common Stock held on behalf of such Advisory Clients.

Ault is the Chief Investment Officer of the Adviser. As a result, pursuant to Rule 13d-3 of the 1934 Act, Ault may be deemed to beneficially own the shares of Digicorp Common Stock beneficially owned by the Adviser as a result of the executive position he holds with such entity. Except for the 475,000 shares held by Mr. Ault, Mr. Ault disclaims beneficial ownership over all shares of Digicorp Common Stock imputed to him by virtue of his position with the Adviser.

Based upon Ault’s positions with the Adviser, and pursuant to Rule 13d-5(b) of the 1934 Act, each of Ault and the Adviser may be deemed to be acting as a group for the purpose of acquiring, holding, voting or disposing of shares of Digicorp Common Stock. As a result, each Ault and Adviser may individually be deemed to beneficially own the aggregate number of shares of Digicorp Common Stock collectively held by both Ault and Adviser. Each of Ault and the Adviser disclaim beneficial ownership of all shares of Digicorp Common Stock imputed to them by virtue of their designation as members of a group under Rule 13d-5(b) of the 1934 Act.

CUSIP No.	475157500	Page 5 of 5 Pages

Item 5.
Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2007

AULT GLAZER ASSET MANAGEMENT, LLC

By:
Milton C. Ault, III
Individually, and as Chief Investment Officer of Ault Glazer Asset Management, LLC